Exhibit 4.6

MEMORANDUM OF UNDERSTANDING

TO:	Citibank, N.A., as Indenture Trustee
FROM:	CNH Industrial Capital America LLC and CNH Capital Receivables LLC
DATE:	January 24, 2024

Repurchase Demand Activity Reporting

This MEMORANDUM OF UNDERSTANDING, made as of the date set forth above, specifies the terms of certain understandings between us, CNH Industrial Capital America LLC and CNH Capital Receivables LLC (collectively, “CNH”), as securitizers of the asset-backed securities issued in connection with the CNH Equipment Trust 2024-A transaction (the “Transaction”), CNH Equipment Trust 2024-A and you, Citibank, N.A., as indenture trustee, under the terms of the related operative agreements for the Transaction (“Indenture Trustee”), with regard to the reporting of certain asset repurchase demand activities related to the Transaction.

1.	Repurchase Reporting. To assist in our compliance with our obligations as securitizer under Rule 15Ga-1 of The Securities Exchange Act of 1934 (“Rule 15Ga-1”), we have requested, and you have agreed to provide, certain information regarding certain asset repurchase demand activities related to the Transaction in the manner, timing and format specified below:

a.	[Reserved.]

b.	Quarterly Reporting. No later than the 15th business day following the end of each calendar quarter (beginning with the first quarter of 2024) in which any asset-backed securities remain outstanding for the Transaction, you have agreed to provide to us information regarding repurchase demand activity during the preceding calendar quarter related to the underlying assets for the Transaction in substantially the form of Exhibit 1 hereto.

c.	Monthly Reporting. No later than the seventh business day of each month (beginning in February, 2024) in which any asset-backed securities remain outstanding for the Transaction, you have agreed to provide to us information regarding repurchase demand activity during the preceding month related to the underlying assets for the Transaction in substantially the form of Exhibit 1 hereto.

2.	Understandings and Conditions. You have agreed to provide the requested information regarding repurchase demand activities related to the Transaction subject to the following understandings and conditions:

a.	[Reserved.]

b.	Post July 22, 2010 Information. We understand and agree that you will provide information related to activity only to the extent that you have such information or can obtain such information without unreasonable effort or expense; provided that, we agree that your efforts to obtain such information is limited to a review of your internal written records of repurchase demand activity for the Transaction and that you are not required to request information from any unaffiliated parties.

c.	Repurchases. We understand and agree that the reporting of repurchase demand activity pursuant to this memorandum is required only in respect of the Transaction to the extent that it includes a covenant to repurchase or replace underlying assets upon breach of a representation or warranty.

d.	No Implied Duties. We acknowledge and agree that your reporting is limited to information delivered in writing to a Responsible Officer that you have received or acquired solely in your capacity as Indenture Trustee for the Transaction and not in any other capacity. We acknowledge and agree that in no event will Citibank, N.A. (individually or as Indenture Trustee) have any responsibility or liability in connection with (i) the compliance by any person who is a Securitizer (as defined in Rule 15Ga-1) of the Transaction, or any other person under the applicable rules and regulations or (ii) any filing required to be made by a Securitizer under Rule 15Ga-1 in connection with the information provided hereunder; provided, however, the information delivered by the Indenture Trustee hereunder will accurately reflect, in all material respects, the repurchase demands (or lack of any repurchase demands) received by the Indenture Trustee as described herein. We further acknowledge and agree that, other than any express duties or responsibilities as Indenture Trustee under the Transaction agreements, you have no duty or obligation to undertake any investigation or inquiry related to repurchase demand activity or otherwise to assume any additional duties or responsibilities in respect of the Transaction, and no such additional obligations or duties are implied in this memorandum. In addition, we acknowledge that you are entitled to the full benefit of any and all protections, limitations on duties or liability and rights of indemnity provided by the terms of the Transaction agreements in connection with any actions taken hereunder.

“Responsible Officer” means with respect to the Indenture Trustee, the officer, employee or other person within the Corporate Trust Office of the Indenture Trustee having responsibility for the administration of the Transaction.

e.	Term. Your obligation to provide reporting with regard to the Transaction will continue so long as you serve as Indenture Trustee of the Transaction and any asset-backed securities of the Transaction remain outstanding, or such earlier time as you are notified that such reporting no longer is required.

3.	Delivery. Unless and until you are otherwise notified in writing, any information provided hereunder should be provided in electronic format via email and directed as follows:

Email: daniel.willemsvandijk@cnhind.com
Attention: Daniel Willems Van Dijk

4.	Binding Effect; Succession. This memorandum is intended to reflect the understanding and agreement between you and us with regard to the matters described herein. This memorandum is not intended to, and does not, amend or alter, in any manner, the rights or obligations of the parties pursuant to the operative agreements for the Transaction or pursuant to any other memorandum of understanding, and does not bind any of the parties’ successors or assigns under any agreements for the Transaction. However, in the event of your termination or resignation as Indenture Trustee for the Transaction, you agree to undertake reasonable efforts to assist in the transfer of data regarding repurchase demand activity to any successor.

5.	Acknowledgments. By signatures below, you and we acknowledge and agree that this Memorandum of Understanding sets forth our understanding related to the terms of your agreement to provide certain repurchase information to us, as securitizers for the Transaction. We further acknowledge and agree that we, as securitizers, have full responsibility for compliance with all related reporting requirements associated with the Transaction and for all interpretive issues regarding this information.

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CNH Industrial Capital America LLC,
as Securitizer

By:	/s/ Daniel Willems Van Dijk
Name:	Daniel Willems Van Dijk
Title:	Assistant Treasurer

CNH Capital Receivables LLC,
as Securitizer

By:	/s/ Daniel Willems Van Dijk
Name:	Daniel Willems Van Dijk
Title:	Assistant Treasurer

CNH Equipment Trust 2024-A

By:	CNH Capital Receivables LLC, as
beneficiary

By:	/s/ Daniel Willems Van Dijk
Name:	Daniel Willems Van Dijk
Title:	Assistant Treasurer

Memorandum of Understanding

Citibank, N.A., not in its individual capacity but solely as Indenture Trustee

By:	/s/ Trang Tran-Rojas
Name:	Trang Tran-Rojas
Title:	Senior Trust Officer

Memorandum of Understanding

Exhibit 1

ASSET REPURCHASE DEMAND ACTIVITY REPORT

Reporting Period: __________________

☐ Check here if nothing to report.

Transaction	Loan No.	Activity During Period
		Date of Reputed Demand	Party Making Reputed Demand	Date of Withdrawal of Reputed Demand